SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.            )*

Voxware, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92906L105

(CUSIP Number)

William J. Thomas, Esq.

John F. Cinque, Esq.

Hale and Dorr LLP

650 College Road East

Princeton, New Jersey 08540

(609) 750-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92906L105	Page 2 of 2 Pages

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (Entities Only) Avvision BVBA

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 16,241,553 shares 8. Shared Voting Power 0 shares 9. Sole Dispositive Power 16,241,553 shares 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,241,553 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 36.5%

14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 92906L105	Page 3 of 3 Pages

Item 1.	Security and Issuer.

This statement relates to the Series D Convertible Preferred Stock, $0.001 par value per share (the “Series D Preferred”) of Voxware, Inc., a Delaware corporation (the “Issuer”), which are convertible into shares of common stock, $0.001 par value per share (the “Common Stock”) of the Issuer. The Issuer’s principal executive office is 168 Franklin Corner Road, Lawrenceville, New Jersey 08648.

Item 2.	Identity and Background.

This statement is being filed by Avvision BVBA, a Belgium corporation, whose address is Guido Gezellelaan 87, Loppem 8210, Belgium.

During the five years prior to the date hereof, Avvision BVBA has not been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 2, 2002, Voxware, Inc. issued to Avvision BVBA a 10% Convertible Debenture Note due July 1, 2003 (“Debenture”) in the principal amount of $38,759.69 to assist in funding operational expenses of Voxware n.v. Avvision BVBA also owned 301 shares of equity in Voxware n.v. Pursuant to an Exchange Agreement dated April 16, 2003 by and among Voxware, Inc. and debenture holders, Voxware n.v. exchanged the outstanding Debenture and all interest in the capital stock of Voxware, Inc. for 2,660,465 shares of the Series D Preferred, and the 365 shares of equity in Voxware n.v. for 13,581,088 shares of the Series D Preferred.

A copy of the Amended and Restated Certificate of Incorporation of the Issuer setting forth the powers, designations, preferences and rights of the Series D Preferred is attached as Exhibit I hereto.

Item 4.	Purpose of Transaction.

Avvision BVBA acquired the Series D Preferred for investment purposes. Avvision BVBA does not have any plans that would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP NO. 92906L105	Page 4 of 4 Pages

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) Avvision BVBA is the record owner of 16,241,553 shares of the Series D Preferred Shares.

Avvision BVBA may be deemed to own beneficially 36.5% of the Common Stock of the Issuer, which percentage is calculated based upon 28,210,919 shares of Common Stock reported to be outstanding by the Issuer as of June 27, 2003, as adjusted pursuant to Rule 13d-3(d)(1).

(b) Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

16,241,553 for each Reporting Person.

(ii)	shared power to vote or to direct the vote:

0 shares for each Reporting Person.

(iii)	sole power to dispose or to direct the disposition:

16,241,553 for each Reporting Person.

(iv)	shared power to dispose or to direct the disposition:

0 shares for each Reporting Person.

(c) Except as set forth above, Avvision BVBA has not effected any transaction in the Series D Preferred during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Series D Preferred beneficially owned by Avvision BVBA

CUSIP NO.92906L105	Page 5 of 5 pages

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The Issuer entered into an Exchange Agreement dated as of April 16, 2003 with Avvision BVBA and certain other persons and entities listed on Schedule I attached thereto (the “Exchange Agreement”). A copy of the Exchange Agreement is attached hereto as Exhibit II.

The Exchange Agreement provides the following:

Avvision BVBA agreed to:

(i) not convert or seek redemption of the Debentures prior to June 30, 2003;

(ii)	waive any rights to purchase securities in connection with the issuance of the Series D Preferred Stock and accompanying warrants;

(iii) waive any rights arising out of the Company’s failure to consummate a qualifying fundraising in a timely manner;

(iv) vote any common stock they hold on the record date in favor of the issuance of the shares of Series D Preferred Stock, the recapitalization and the other matters set forth in the Proxy Statement;

(v) at the closing of the Series D Preferred Stock financing, terminate the security interest in certain assets of the Company granted to them to secure the Debentures, and

(vi) at the closing of the Series D Preferred Stock financing, terminate the Voxware Europe Shareholders Agreement.

The Issuer entered into a Stockholders Agreement dated as of June 27, 2003 with Avvision BVBA, the Investors and certain other persons and entities listed on Schedule I attached thereto (the “Stockholders Agreement”). A copy of the Stockholders Agreement is attached hereto as Exhibit III.

The Stockholders Agreement provides the following:

Election of Directors. The Issuer’s Board of Directors is fixed at no greater than seven members. Each of the parties to the Stockholders Agreement agreed to vote the shares of capital stock of the Issuer then held or thereafter acquired by such party to cause and maintain the election of four persons to the Issuer’s Board of Directors. Three of such persons shall be nominated by Edison Venture Fund V, L.P. (“Edison”) or one of its affiliated entities and one of such persons shall be nominated by Cross Atlantic Technology Fund II, L.P. (“Cross Atlantic”) or one of its affiliated entities. However, upon Edison and Cross Atlantic holding in the aggregate less than 40% of the Series D Preferred initially acquired by them pursuant to the Purchase Agreement, Edison shall have the right to nominate two persons to the Issuer’s Board of Directors and Cross Atlantic shall have the right to nominate one person to the Issuer’s Board of Directors. Then, upon Edison and Cross Atlantic holding in the aggregate less than 30% of the Series D Preferred initially acquired by them pursuant to the Purchase Agreement, Edison and

CUSIP NO.92906L105	Page 6 of 6 pages

Cross Atlantic shall have the right to nominate one person each to the Issuer’s Board of Directors. Next, upon Edison and Cross Atlantic holding in the aggregate less than 20% of the Series D Preferred initially acquired by them pursuant to the Purchase Agreement, Edison shall have the right to nominate one person to the Issuer’s Board of Directors and Cross Atlantic shall no longer have the right to nominate a person to serve on the Issuer’s Board of Directors. Finally, upon Edison and Cross Atlantic holding in the aggregate less than 10% of the Series D Preferred initially acquired by them pursuant to the Purchase Agreement, neither Edison nor Cross Atlantic shall have the right to nominate a person to the Issuer’s Board of Directors.

Restrictions on Transfer. Pursuant to the terms of the Stockholders Agreement, if any Investor (including Avvision BVBA) wishes to sell, assign, transfer or otherwise dispose of any shares of capital stock of the Issuer then owned or thereafter acquired, it must first offer to sell such shares to the other Investors. In addition, each of the Investors shall have a right of participation in any such sale by such Investor. The right of first refusal and right of participation do not apply to sales of Common Stock by an Investor (i) in a public offering pursuant to a registration statement filed by the Issuer with the Securities and Exchange Commission or (ii) that comply with the “manner of sale” provisions in the first sentence of Rule 144(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Securities Act”). In addition, Investors are prohibited from knowingly selling, assigning, transferring or otherwise disposing of any shares of capital stock of the Issuer to a competitor of the Issuer listed on Schedule IV to the Stockholders Agreement.

In addition, the Issuer entered into an Investor Rights Agreement dated as of June 27, 2003 with Avvision BVBA, the Investors and certain other persons and entities listed on Schedule I attached thereto (the “Investor Rights Agreement”). A copy of the Investor Rights Agreement is attached hereto as Exhibit IV.

The Investor Rights Agreement provides the following:

Registration Rights. The Issuer shall make all reasonably practicable efforts to file within thirty days of June 27, 2003 a shelf registration statement with the Securities and Exchange Commission relating to the sale of Common Stock issuable upon (i) conversion of the Series D Preferred (including Common Stock issuable upon the exercise of the Edison Series D Warrant Shares) and (ii) the exercise of the Edison Common Stock Warrants. In addition, the Investor Rights Agreement grants each Investor (including Avvision BVBA) the right to participate in any proposed registration of any of the Issuer’s securities under the Securities Act initiated by the Issuer. Finally, if the initial shelf registration statement filed by the Issuer is no longer current or effective any Investor (including Avvision BVBA) may request that the Issuer file a registration statement on Form S-2 or Form S-3 subject to certain restrictions.

Notwithstanding the information provided in the foregoing paragraph, pursuant to a letter agreement dated as of July 25, 2003, and Section 4(a) of the Investor Rights Agreement, the Investors agreed to amend the Investor Rights Agreement such that, under Section 4(a) of the Agreement, the date upon which the Issuer is obligated to file a shelf registration statement with the Commission relating to the offer and sale of the Restricted Stock by the Investors shall be extended to the later of: (i) ten business days following the filing of the Issuer’s annual report on Form 10-K for the period ended June 30, 2003; and (ii) September 30, 2003.

CUSIP NO.92906L105	Page 7 of 7 pages

Rights of First Refusal. The Investor Rights Agreement provides Avvision BVBA (along with the other Investors) a right of first refusal prior to the Issuer agreeing or obligating itself to issue, sell or exchange, or reserve or set aside for issuance, sale or exchange any shares of the Issuer’s Common Stock or any security of the Issuer that is convertible into Common Stock subject to certain exceptions.

The descriptions of the Series D Preferred, Stockholders Agreement and the Investor Rights Agreement herein are qualified in their entirety by the full text of the Amended and Restated Certificate of Incorporation of the Issuer, the Stockholders Agreement and the Investor Rights Agreement, each of which is attached hereto as set forth in Item 7 herein.

Item 7.	Exhibits.

  Exhibit I—Amended and Restated Certificate of Incorporation*

  Exhibit II—Stockholders Agreement*

  Exhibit III—Investor Rights Agreement*

  Exhibit IV—Exchange Agreement*

* Previously filed with the Commission in connection as Exhibits to, and incorporated by reference from the following documents:

(1)	Filed in connection with Voxware, Inc.’s Registration Statement on Form S-1 (File Number 33-08393).

(2)	Filed in connection with Voxware, Inc.’s current report on Form 8-K that was filed on April 21, 2003.

(3)	Filed in connection with Voxware, Inc.’s current report on Form 10-K for the fiscal year ended June 30, 2003.

CUSIP NO.92906L105	Page 8 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 14, 2003	/s/ Avvision BVBA
Avvision BVBA

By: Pascal Persyn